SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE
HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)

Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                     Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐                     No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐                     No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                     No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                         )

SIGNATURE
EXHIBIT INDEX
EX-99.1 PRESS RELEASE DATED SEPT 23, 2004
EX-99.2 ANNOUNCEMENT DATED SEPT 23, 2004
EX-99.3 INTERIM REPORT OF THE REGISTRANT - JUNE 30, 2004
EX-99.4 ANNOUNCEMENT DATED OCT 19, 2004

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

99.1:	Press release dated September 23, 2004 relating to the Registrant’s interim results for the six months ended June 30, 2004 and its payment of a semi-annual dividend.

99.2:	Announcement dated September 23, 2004, and published in the newspapers in Hong Kong on September 24, 2004, regarding the Registrant’s interim results for the six months ended June 30, 2004.

99.3:	Interim report of the Registrant for the six months ended June 30, 2004.

99.4:	Announcement dated October 19, 2004, and published in the newspapers in Hong Kong on October 20, 2004, regarding the Registrant’s indirect acquisition of the remaining 49% interest in Ningbo Yuming.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Xiaoan Wu
	Name:	Xiaoan Wu
	Title:	Chairman

Date: October 21, 2004

EXHIBIT INDEX

Exhibit	Description
99.1:	Press release dated September 23, 2004 relating to the Registrant’s interim results for the six months ended June 30, 2004 and its payment of a semi-annual dividend.
99.2:	Announcement dated September 23, 2004, and published in the newspapers in Hong Kong on September 24, 2004, regarding the Registrant’s interim results for the six months ended June 30, 2004.
99.3:	Interim report of the Registrant for the six months ended June 30, 2004.
99.4:	Announcement dated October 19, 2004, and published in the newspapers in Hong Kong on October 20, 2004, regarding the Registrant’s indirect acquisition of the remaining 49% interest in Ningbo Yuming.